EXHIBIT 4

Casablanca Capital LLC
450 Park Avenue, Suite 1403
New York, New York 10022

February 7, 2011

BY EMAIL & FEDEX

Mentor Graphics Corporation
8005 S.W. Boeckman Road
Wilsonville, OR
Attn: Board of Directors

Dear Board of Directors:
Casablanca Capital LLC is a research driven investment manager.  Casablanca Capital, and, on behalf of its affiliated funds, managed accounts, certain investment advisory clients and funds under common control (“Casablanca” or “we”) and Donald Drapkin, Chairman of Casablanca (“Drapkin”, and together with Casablanca, the “Investors”), collectively have beneficial ownership in Mentor Graphics Corporation (“Mentor” or the “Company”) of more than 6 million shares, or approximately 5.5%, of the Company’s outstanding common stock.

The Investors acquired their shares because we considered, and continue to consider, Mentor’s stock to be undervalued.  As you know, the Investors believe that Mentor’s operations could be meaningfully improved to increase shareholder value, and we had hoped (and continue to hope) to engage in an open and constructive dialogue with you and Company management regarding Mentor’s assets, business, strategy, financial condition and operations.

We were hopeful that you would be responsive to our concerns and suggestions, as well as to those of other shareholders.  However, we were very disappointed that you have made unprecedented changes to the timing of your annual meeting and, as a consequence, have impacted the early notification requirements for shareholders who intend to nominate directors to your Board.  You have made such changes even though you have known for some time of the issues that other shareholders have raised, and in spite of the fact that we had just filed a required Schedule 13D with the Securities and Exchange Commission detailing our share ownership and intention to engage you in constructive discussions.  In the best interests of all shareholders, we are requesting that you promptly reverse this unfortunate and ill-conceived act of entrenchment and engage in meaningful discussions with us now.

As disclosed in your public filings, on January 17, 2011 the Board determined that it would hold the Company’s 2011 Annual Meeting on May 12, 2011.  It is disturbing that you failed to disclose that determination to shareholders for almost 3 weeks, finally announcing the date in a Current Report filed with the SEC on Form 8-K on February 4, 2011.  This is a very meaningful decision to have made as according to the Company’s bylaws, when the annual meeting is accelerated beyond 30 days prior to the anniversary of the Company’s last Annual

Mentor Graphics Corporation
February 7, 2011

Meeting, the deadline for shareholders to nominate candidates for election to the Board of Directors (the “Advance Notice Deadline”) is accelerated from the original deadline of April 2, 2011 to a date that is 90 days prior to the new date of the Annual Meeting or 10 days after the announcement of the meeting date, if later.  You then compounded this deadline acceleration gamesmanship by delaying the announcement by 18 days, which, according to the Company’s bylaws, would ensure the minimum possible amount of time for a shareholder to determine whether or not to nominate persons for election at the Annual Meeting and to organize the nominees and information in order to meet the advance notification deadline in the Bylaws.  Failure to meet the accelerated deadline would prohibit a shareholder from nominating board candidates until at least the 2012 Annual Meeting.

If the Company had made a timely announcement of the Annual Meeting Date (for example, within two days of the determination), any shareholder would have had 23 days from such disclosure prior to the Advance Notice Deadline.  However, because information was not disclosed until 18 days after such decision was taken by the Company, that period was cut by more than half with little warning, to the minimum of 10 days.

This action is also inconsistent with the representations made in the Company’s 2010 Proxy Statement, where it was stated that “For any shareholder proposal or nomination to be considered at the 2011 Annual Meeting of Shareholders, the shareholder’s notice must be received at the Company’s principal executive office no later than April 2, 2011.”  That statement has never been updated in spite of the changes caused by the provisions of the Bylaws that would suggest that it is no longer accurate and is misleading to investors and shareholders who have, and continue to, rely on that statement.

We desire a cooperative relationship, one in which we use our collective decades of operational experience to assist the Company in maximizing its financial position for the benefit of all shareholders, employees and customers of Mentor.  Your actions threaten to make that impossible.  There is little chance for constructive, detailed dialogue with shareholders in the short 10-day period that was implemented without warning.  Never in the time that Mentor has filed its proxy statements electronically with the SEC has the Board EVER set the annual meeting more than eight days prior to the first anniversary of the preceding year’s annual meeting, as it did here, and not since 2006 has the Board set the date of the annual meeting prior to such anniversary date for any amount of time.  The Investors are concerned that you may have deviated from traditional timing because you recognize that certain shareholders, not limited to us, have demonstrated an interest in engaging management to discuss the affairs of Mentor.  These entrenching actions require shareholders to evaluate the incumbent Board’s dedication to shareholders and consider whether you are putting your personal positions with Mentor ahead of the interests of all shareholders.

We had intended to engage in meaningful discussions with the Company before determining whether to run an alternative slate of nominees for the annual meeting.  Your highly questionable actions, however, have virtually eliminated time for any such discussions and have left us with no choice but to nominate an alternative slate of directors for the annual meeting who we know would willingly engage in open and constructive dialogue with shareholders. We are hopeful that, recognizing our current concerns, you will engage in remedial action.

Mentor Graphics Corporation
February 7, 2011

We strongly urge you to change the date of the annual meeting to such a time that is not more than thirty days prior to the first anniversary of the preceding year’s annual meeting and to restore the advance notification deadline for nominations to its original date of April 2, 2011.

We are available, as always, to discuss issues relevant to Mentor.

Very truly yours,

CASABLANCA CAPITAL LLC

By:	/s/ Douglas Taylor
Name: Douglas Taylor
Title: Chief Executive Office

cc:    David E. Rosewater
Schulte Roth & Zabel LLP

Daniel H. Skerritt
Tonkon Torp LLP